February 1, 1996



Securities and Exchange Commission 450 5th Street, N.W.
Washington, D.C.  20549

Re:      Templeton Variable Products Series Fund
         (File No. 33-20313 and 811-5479)

Dear Sirs:

On behalf of Templeton Variable Products Series Fund (the "Fund") attached hereto for electronic filing pursuant to the Securities Act of 1933 is Amendment No. 11 to the Fund's Registration Statement on Form N-1A, with exhibits, marked to indicate changes from Post-Effective Amendment No. 10. Also attached is the financial data schedule required by Rule 483(e) under the 1933 Act.

All of the substantive changes marked have been reviewed by Yvonne Hunold of your staff. All other shown changes on the attached Post-Effective Amendment are either corrections of typographical errors or necessary revisions relating to the date of financial information. In addition, I discussed with Ms. Hunold today a change on page 2 of the prospectus which clarifies the definition of "developing market".

This amendment is being filed pursuant to Rule 485(b) under the 1933 Act. This Post-Effective does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

We are also filing today a request for acceleration requesting that the Post-Effective Amendment be declared effective on February 2, 1996 or as soon thereafter as practicable.

Please direct any comments or questions regarding this filing to me at (813) 823-8712, extension 7642.

Sincerely,



/s/ELLEN STOUTAMIRE
Ellen Stoutamire


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